Exhibit 99

II. VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts (in millions)

	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions	Other	Balance at End of Period
December 31, 2010	$20.3	$ 8.1(a)	$(6.8)(b)	$0.6(c)	$22.2

December 31, 2009	$21.3	$ 4.5(a)	$(5.9)(b)	$0.4(c)	$20.3

December 31, 2008	$25.2	$ 6.9(a)	$(10.2)(b)	$(0.6)(c)	$21.3

(a)	Provision charged to earnings
(b)	Accounts written-off
(c)	Adjustments from translating at current exchange rates